Exhibit 99.1

ASX Market Announcement

GTG to pilot GeneType in Breast Screen centres across the U.S.

Melbourne, Australia, 11 April 2024: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease, is pleased to announce the company is establishing a clinical implementation study with breast imaging centres across New York, Miami and Houston.

The initiative will pilot the integration of the geneType into breast imaging centres, assisting in the streamlining of care that is currently somewhat fragmented. It will be a significant step forward in personalised medicine, particularly in the context of breast density notification and supplemental screening options for those women at increased risk. This pioneering study stems from feedback from prominent employer and payor groups in the United States, that recognise women’s healthcare, particularly around breast cancer, contains the most promising health and economic benefits.

Two leading clinicians involved in the study are Sheldon M. Feldman, MD, FACS, Director of breast cancer services at Montefiore Medical Center and Elizabeth Etkin-Kramer, M.D., FACOG, OB-GYN and assistant professor at Florida International University, founder of Yodeah.org and affiliated with Mount Sinai Medical Center in Miami.

Study benefits:

●	Risk-stratified Decision-Making: By integrating the geneType Breast Cancer Risk Assessment Test into breast imaging centres, patients at higher risk of breast cancer can be easily identified during imaging appointments. They can then be automatically triaged back into the supplementary screening process within the centre. This approach empowers patients to make better decisions about their screening options while ensuring a seamless transition within the centre’s workflow. Additionally, to improve communication between patients’ primary care providers and imaging facilities, the pilot program incorporates continuum of care software from geneType’s partner, Nest Genomics, facilitating smoother communication among healthcare providers.

●	Enhanced Breast Density Notification and Interpretation: Breast density is a crucial risk factor that can both mask early cancer detection but is also associated with increased risk of developing cancer. Integrating the geneType test into breast imaging practices offers a more holistic approach to identifying women at increased risk of developing breast cancer by incorporating their breast density status. Risk assessment for women at the point of imaging ensures that all women receive appropriate follow-up and surveillance beyond standard screening intervals in accordance with their risk.

●	Increased Imaging Compliance: One of the primary outcomes of this study is to evaluate the impact of geneType on imaging compliance among at-risk populations. By exposing individualised breast cancer risks through the geneType Risk Assessment Test, patients are more likely to adhere to recommended screening protocols. The provision of personalised risk assessments should provide increased awareness among patients, motivating them to prioritise their breast health and adhere to scheduled appointments.

●	Implementation of GeneType: Collaborating with leading breast imaging centres will provide an excellent opportunity for integrating geneType in a high throughput clinical scenario. By fitting into these imaging centre workflows, this study aims to validate the efficacy of geneType in identifying women at elevated risk of breast cancer and driving subsequent clinical imaging opportunities. This data will be important in driving broader adoption of risk assessments tests such as geneType to modify breast cancer screening and risk-reduction strategies.

●	Scalability and Expansion: Currently in the U.S., screening is between the ages of 40 and 74, therefore the current addressable market for geneType in this scenario is 68 million women. Recruiting these leading breast imaging centres as partners in the study provides a significant opportunity to showcase feasibility and efficacy of risk assessment application to the general population. This step serves as a template for GTG to achieve broader adoption and integration of geneType risk assessment into breast imaging practices. This not only extends the reach of personalised breast cancer risk assessment but supports the issue of breast density notification while ensuring that at-risk patients don’t fall under the radar.

Breast cancer risk assessment is crucial for ensuring quality care at breast centres of excellence. GeneType is revolutionising risk assessment beyond the current gold standard of care. Its integration into breast imaging centres marks a significant shift in how breast cancer risk is evaluated. By utilising risk assessment, institutions can tailor surveillance strategies, guide women into appropriate high-risk programs, increase patient awareness of their risk, promote shared decision-making, refine clinical actions regarding breast density notification, improve patient adherence, and pave the way for broader impact across populations. Ultimately, this study heralds a new era of precision medicine in the fight against breast cancer, providing screening and risk-reduction opportunities by identifying more at-risk individuals.

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Authorised for release by the Board of Directors.

Enquiries

Simon Morriss

Chief Executive Officer

E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness, and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com.

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